News Release

November 29, 2005	SVU:TSX-V

Spur Ventures China Projects Advance

Vancouver, Canada – Spur Ventures Inc. (TSX Venture-SVU, NASDAQ OTC BB-SPVEF) today gave an update on its various projects in China.

KEY DEVELOPMENTS

“The long-term fundamentals for China remain stronger than ever.” said Spur’s CEO, Rob Rennie. “China has increased its import quotas for 2006 and will allow 3.45M mt of NPK imports versus the 2.0M mt expected to be imported in 2005. Substituting these imports for our own domestic production is a great opportunity for Spur and is why we announced an accelerated growth strategy on July 06”

As a prelude to its 11th Five-Year plan, China announced that by 2030 the population is anticipated to increase from the current 1.3B to 1.6B requiring 640 M mt of grain production, a 25% increase over current levels. China’s ability to feed its growing population can only occur with increased rates of balanced fertilization and the government is determined to be self sufficient in phosphate as it already is in nitrogen.

“The Government of Hubei Province has a strategy to develop Hubei into China’s fastest growing fertilizer producing region with Spur’s home location, Yichang City, as its capital” Rennie said. “In our meetings with the provincial and city authorities, they are pleased to have Spur as the lead foreign investor in both the phosphate mining and phosphate fertilizer businesses.” With our cash reserves at over $CDN 35 M, Spur intends to leverage this equity with debt financing.

Yichang Maple Leaf Chemicals (YMC)-Mining License Transfers

Spur is pleased to announce that we have successfully reached an agreement with the Yichang City authorities for the transfer of the Dianziping and Shukongping licenses from YPCC, our joint venture partner, to YMC. Due diligence by Yichang City consisted of a very thorough review by several city departments and took longer than anticipated. We will now assist the Hubei Province authorities in their review of the transfer of the mining licenses.

The mining licenses for the Dianziping and Shukongping deposits were issued by China’s Ministry of Land and Resources and Ministry of Finance to our joint venture partner YPCC in February and October of 2004 respectively. The licenses were issued under the contractual condition that YPCC hold these licenses in escrow for the sole purpose of their equity contribution to our YMC joint venture. YPCC cannot operate the mines or assign the licenses to any other party. Spur's plan is to ensure that formal title for the two deposits is in YMC’s name in order to obtain the full benefit of Chinese joint venture contractual law prior to investing significant capital. Since YMC is a Sino-Foreign joint venture, China requires due diligence at least at the civic (Yichang City) and the provincial (Hubei Province) levels. This due diligence includes extensive and time-consuming review by various departments including Land and Resources, Environment, Foreign Investment, Industry and Foreign Exchange.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

November 29, 2005

“The Chinese authorities recognize that phosphate deposits are a non-renewable resource and take their development seriously” Rob Rennie said. “They want value-added in Yichang municipality and in Hubei Province. They were thus very pleased with Spur’s July 06 announcement to fast track the development of our NPK production facility at YSC as part of our strategy to be fully integrated from phosphate mining to production of phosphate fertilizers and into the market place.”

The Northern China Design Institute has been engaged to finalize the staged mine development plans at the Dianziping and Shukongping sites. In the first 8 months after the formal transfer of the licenses, YMC will have a production capacity of 150K tpa of high grade rock at the Dianziping deposit followed by an additional 150K tpa in another six months. In the second year an additional 400K tpa of capacity will be mined at Dianziping followed by 500K tpa a year later at the Shukongping deposit.

Within 3 years from the formal transfer of the licenses, YMC plans to be mining 1.2 M tpa.

Yichang Spur Chemicals (YSC)-Accelerated Growth Strategy

Spur’s objective is to replace NPK imports with its own domestic production which we anticipate will be sold at a price that will be attractive to domestic buyers relative to “import parity.” “Given the uncertainties of ocean-based imports, a high quality, reliable domestic product always has an advantage in the market”, Rob Rennie stated.

Spur announced an expansion of the YSC facility on July 06, 2005. The objective of this expansion was to fast track the full integration of YSC’s phosphate fertilizer production facilities, which include downstream NPK and MAP fertilizer plants and upstream phosphoric acid and sulfuric acid plants.

Engineering studies by Spur and the Nanjing Chemical Design Institute remain on time and have proceeded to the point of selecting a PMC (project management contractor).

Tianren Merger

Commercial and legal due diligence by KPMG Huazhen and Jun He Law Offices has now been completed. As anticipated when dealing with a Chinese company, we are working with Hebei Tianren on a number of items identified in the process with the goal of finalizing the agreement before year end. We remain hopeful of resolving these issues but are mindful that we are pioneering with this contract and that everything in China takes longer than in North America. We are also working in parallel with the Chinese authorities on the approval processes.

As part of our commitment to capture some merger synergies early, Tianren has seconded key personnel to Spur to work at YSC and to advance the engineering studies for both the NPK expansion and the mining operations.

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high -quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please call Mr. Michael Kuta at 604-697-6201 or visit the website at www.spur-ventures.com.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

November 29, 2005

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com